

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

September 10, 2013

<u>Via E-mail</u>
Ms. Kathleen M. Griggs
Chief Financial Officer
j2 GLOBAL, INC.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

      Re: j2 GLOBAL, INC.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 0-25965

Dear Ms. Griggs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert S. Littlepage for

                        Larry Spirgel
                        Assistant Director